Exhibit 99.1

SinoTech Announces Receipt of Notice of Additional Deficiency From NASDAQ and
Resignation of Independent Director and Legal Counsels

Beijing, October 4, 2011 - SinoTech Energy Limited (Nasdaq:CTE) (“SinoTech” or the “Company”), a provider of enhanced oil recovery (“EOR”) services in China, today announced that it has received a letter dated September 26, 2011, from The Nasdaq Stock Market LLC (“NASDAQ”) stating that an additional basis for delisting the Company’s securities from the Nasdaq Stock Market is that Ernst & Young Hua Ming has withdrawn its audit opinion, the Company is delinquent in its periodic reports, and the Company therefore is not in compliance with Listing Rule 5250(c)(1). The Company is planning to request a stay of the delisting of the Company’s stock resulting from the additional alleged basis for the delisting.

The Company announced that Ms. Jing Liu has resigned from her position as an independent director of the Company and as Chair of the Special Committee of the Company’s Board of Directors (the “Board”), which was formed to conduct an independent investigation into allegations made in a report posted on alfredlittle.com and other matters.

Ms. Liu cited several bases for her resignation, including, without limitation, her belief that the Special Committee was not allowed to exercise independently the authority vested in it by the Board to conduct an investigation.

The Company announced that Simpson Thacher & Bartlett LLP has resigned from its position as the legal counsel of the Company. The Company also announced that, following Ms. Liu’s resignation, Shearman & Sterling LLP has resigned from its position as legal counsel to the Special Committee of the Board.

The Company is planning on appointing another independent director in the near future who will replace Ms. Liu.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including, but not limited to, the description of the events giving rise to the resignation and related matters. These forward-looking statements involve known and unknown risks and uncertainties including uncertainties regarding the facts giving rise to the resignation, as well as risks and uncertainties disclosed in SinoTech’s filings with the United States Securities and Exchange Commission, and are based on information available to SinoTech’s management as of the date hereof and on its current expectations. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. SinoTech undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+86-10-8712-5567

rebecca.guo@sinotechenergy.com

Source: SinoTech Energy Limited